EXHIBIT 99.1

Statoil ASA: Ex dividend and ex rights to participate in dividend issue for the third quarter 2017

From 8 February 2018, the shares in Statoil (OSE: STL, NYSE: STO) at Oslo Børs (Oslo Stock Exchange) and American Depository Receipts (ADRs) in Statoil listed at New York Stock Exchange will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for third quarter 2017.

Record date at Oslo Børs and New York Stock Exchange is 9 February 2018.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.